Pfizer Inc.
235 East 42nd Street
New York, N.Y. 10017-5755

December 23, 2021

By EDGAR Submission

Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C.  20549

Attention:	Li Xiao
Kevin Vaughn
Division of Corporation Finance, Office of Life Sciences

Re:	PFIZER INC
Form 10-K for the Fiscal Year Ended December 31, 2020
Filed February 25, 2021
File No. 001-03619
Dear Ms. Xiao and Mr. Vaughn:

Pfizer Inc. (“Pfizer” or “we”) is submitting this letter in response to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated December 10, 2021 (the “Comment Letter”), and in response to our December 14, 2021 phone conversation with the Staff with respect to Pfizer’s Annual Report on Form 10-K filed with the Commission on February 25, 2021 for the fiscal year ended December 31, 2020 (the “Form 10-K”).

Set forth below is the heading and text of each comment followed by our response.

Form 10-K for Fiscal Year Ended December 31, 2020

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Measure: Adjusted Income
Reconciliation of GAAP Reported to Non-GAAP Adjusted Information - Certain Line Items,

1.    We note your tabular reconciliations included here appear to essentially represent full non- GAAP statements of operations. Please explain why you believe your disclosures comply with Question 102.10 of the Compliance and Disclosure Interpretations on Non- GAAP Financial Measures, or revise your disclosures in future filings. The same comment also applies to your quarterly reporting under Form 10-Q and your earnings release under Form 8-K.
Response
In response to the Staff’s comment, we respectfully provide the following information:
We have been presenting our reconciliation of GAAP Reported to Non-GAAP Adjusted Information consistent with Exhibit A to our letter dated July 11, 2012 to the Staff in response to written comments from the Staff, dated June 22, 2012, with respect to Pfizer’s Annual Report on Form 10-K filed with the Commission on February 28, 2012 for the fiscal year ended December 31, 2011 and Pfizer's Current Report on Form 8-K dated May 1, 2012. As a result of the Comment Letter, we are proposing to replace our current form of reconciliation as reflected on pages 40 and 41 of the Form 10-K with the reconciliation set forth in the attached Exhibit A in our future earnings releases, Form 10-Ks and Form 10-Qs. In addition, we will remove the Details of Income Statement Items Included in GAAP Reported but Excluded from Non-GAAP Adjusted Income table as reflected on pages 42 and 43 of the Form 10-K (as well as any references to the table on the preceding page) from all future Form 10-Ks and Form 10-Qs.

Details of Income Statement Items Included in GAAP Reported but Excluded from Non-GAAP
Adjusted Income, page 43
2.     Here you include in note I adjustments to exclude the upfront and milestone payments made for collaboration agreements from Research and developments expense and net income attributable to Pfizer Inc. common shareholders. Please explain how you believe this presentation is consistent with the guidance in Question 100.01 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations, or revise your disclosures in future filings. Please also expand, in future filings, to provide sufficient detail of each significant adjustment, to allow a reader to understand the nature of the reconciling items and your reasons for their adjustment, in accordance with the guidance in Item 10(e) of Regulation S-K and the Non- GAAP Financial Measures Compliance and Disclosure Interpretations. The same comments also apply to your quarterly reporting under Form 10-Q and your earnings release under Form 8-K.
Response
Pfizer acknowledges the Staff's comment and respectfully advises the Staff that it has reviewed the guidance in Question 100.01 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations. Pfizer does not believe the adjustments reflect normal revenues and expenses, as applicable, of its business or that such adjustments cause the presentation of its non-GAAP amounts to be misleading.
Pfizer's policy is to present certain non-GAAP amounts in the presentation of our external financial results, including Adjusted Income, as an alternative measure of performance. We disclose these non-GAAP amounts because they serve as one type of performance measure that is utilized by management to evaluate our overall performance. Because Adjusted Income is an important internal metric for Pfizer, we believe that investors’ understanding of our performance is enhanced by disclosing this performance measure. We report Adjusted Income, certain components of Adjusted Income, and Adjusted diluted earnings per share in order to portray the results of our operations prior to considering certain income statement elements.
As a part of our presentation of Adjusted Income, Pfizer excludes, among other items, certain research and development expenses generated from upfront payments and milestones paid under collaborations and licensing arrangements. Under our policy, we only exclude research and development expense from upfront payments and milestones that exceed a quantitative threshold, as these amounts represent the most infrequent and unpredictable collaborations and licensing arrangements. While these expenses might be viewed as recurring, we do not believe they meet the definition of ‘normal’ operating expense, as we do not consider them to be typical, usual or ordinary. We believe that reflecting these adjustments enables us to present the most useful information to the users of our financial statements about our core and normal, recurring operating research and development expenses, and allows for a more meaningful assessment and direct comparison of normal, recurring research and development expenditures by Pfizer each year. We also believe that these GAAP to non-GAAP adjustments consider CD&I Question 100.01 and are specifically appropriate in consideration of our particular facts and circumstances. We offer the following for your consideration:
•Normal, recurring research and development activities are inherently different than research and development expense recorded for upfront payments and milestones paid in connection with a collaboration or licensing arrangement. We record research and development expenses for the normal, recurring operating expenses we incur in the ordinary course of business. These expenses include the costs of proprietary research and development efforts performed by Pfizer, as well as recurring operational research and development costs incurred in connection with third-party collaboration arrangements, when required. These expenses primarily include personnel costs, the cost of materials, equipment and facilities, and third party service provider costs, such as contract research organizations that provide clinical trial services and support. These normal, recurring types of research and development expenses are within our control and predictable. As a result, we include these types of research and development expenses within our operating budgets/forecasts and published financial guidance, and utilize them to evaluate the performance of our research and development organization.
We also record research and development expenses for upfront payments and pre-approval milestone payments made to our collaboration partners in development stage collaborations. Upfront payments and milestones associated with collaborations and licenses are fundamentally different than the normal, recurring operational research and development expenses described above. We believe these upfront payments and promises of future milestones represent a transfer of value to acquire certain rights and share future risks with our partner. The terms of each collaboration and licensing arrangement are separately negotiated and often represent an estimate of the fair value to acquire the scientific knowledge and legal rights associated with the product in development at the time of the agreement. We do not believe an upfront payment or milestone represents an amount paid to a collaboration partner for an estimate of research and development costs already incurred, or an estimate of an amount that would have been incurred by Pfizer. For accounting purposes, these payments are expensed as research and development expense because the underlying product in development has not yet received regulatory approval, and thus, these payments cannot meet the definition of an asset in that future economic benefit is not considered ‘probable’. However, we do not believe the accounting classification as research and development expense makes them a substitute for normal, recurring research and development. Given the competitive bidding environment for collaboration and licensing arrangements, we do not believe that it would be a viable strategy for a pharmaceutical company to ‘outsource’ research and development to collaboration and licensing partners while ceasing proprietary, recurring research and development efforts.
•Business development activities are an enabler of our strategies, however, collaboration and licensing arrangements that involve significant upfront and milestone payments are infrequent and not considered a “normal” operating expense or a part of our core strategy. At Pfizer, our strategic purpose is to discover breakthroughs that change patients’ lives and our research and development operations are essential to delivering on that purpose. We strategically capitalize on growth opportunities by advancing our own product pipeline and maximizing the value of our existing products. In addition, business development activities, like collaborative and licensing arrangements, are also strategic, so when opportunities present themselves, we enter into these agreements to enhance our development and commercialization capabilities. The relevant terms of specific business development activities, including the significance, timing, frequency and predictability of upfront payments and milestones, can significantly vary from agreement to agreement. We consider all of these factors when determining the metrics by which to evaluate our operating performance.
For collaboration and licensing arrangements, we have established a policy, considering both quantitative and qualitative factors, to exclude from Adjusted income research and development expense from upfront and milestone payments that exceeds a quantitative threshold, as these represent the most infrequent and unpredictable collaborations and licensing arrangements. In establishing this policy, we considered that most of our collaboration and licensing arrangements involve smaller upfront and milestone payments. Given the size and frequency of these types of payments, our research and development operations include an estimate of any upfront or milestone payments of this nature within their operating budget, and thus, they can be considered in the evaluation of their performance. Accordingly, we do not exclude research and development expense for these payments from Adjusted Income.
We enter collaboration and licensing arrangements with upfront and milestone payments that exceed our threshold much more infrequently. We have only entered into four such agreements during fiscal 2020, and one to-date in fiscal 2021. We do not consider upfront and milestone payments of this size to be a core strategy. We also do not believe upfront and milestone payments above our threshold meet the definition of a ‘normal’ operating expense, as they are not typical, usual or ordinary for Pfizer. Due to their unpredictable nature, we do not include an estimate of upfront payments and milestones within our internal operating budgets nor our financial guidance provided to investors, and we believe that the exclusion of these amounts from Adjusted Income allows us to more clearly present and evaluate the performance of our research and development organization based upon its normal, recurring operating activities.
•Many of the users of our financial statements, including investors, need to be able to differentiate between normal, recurring research and development and any significant, infrequent upfront payments and milestones in order to properly understand and evaluate our performance. Each year, Pfizer provides forward-looking financial guidance based on normal operating activities and known events. This guidance receives a significant amount of investor scrutiny and focus and sets the baseline for investor expectations for the reporting period. In the pharmaceutical industry, particular interest is given to the level of normal, recurring research and development expense forecasted during each period, which allows investors to understand operating trends and evaluate a company’s research and development productivity. If we enter a collaboration or license agreement during a reporting period that involves an upfront payment or milestone above our quantitative threshold, we believe it is helpful and important for investors to understand what our recurring results would have been without the new agreement so that they can assess our operating performance relative to the original financial guidance. Additionally, we believe that our presentation allows investors to better assess trends and evaluate the productivity of our research and development organization. The presentation of this information also provides investors with good analytical information to allow them to better understand our total reported results of operations as well as our performance relative to the financial guidance we provide at the beginning of the year, in which we state these types of potential upfront and milestone charges are excluded from our guidance. In the event we are required to include these significant upfront and milestone payments in our Non-GAAP measure, since we do not have the ability to forecast significant payments from existing and future collaboration and license arrangements, providing guidance would be difficult, leading to confusion and queries from investors.

•Our policy to exclude research and development expense generated from significant upfront payments and milestones paid under collaboration and licensing arrangements allows for the clearest comparison between our financial results and those of our peer companies reporting under IFRS. For pharmaceutical companies reporting under IFRS, it is our understanding that the applicable accounting guidance requires capitalization of upfront payments and milestones paid to third parties in collaboration and licensing arrangements, even when the product in development has not received regulatory approval. When the underlying product receives regulatory approval, the capitalized upfront payments and milestones are amortized and excluded from the calculation of many of their non-GAAP equivalent metrics. By excluding research and development expense recorded for upfront payments and milestones above our threshold paid in connection with a collaboration or licensing arrangements, we are presenting similar financial information so that users of our financial statements can compare our financial results with those of our peer companies reporting under IFRS.
Additionally, please refer to the attached Exhibit A for our proposed revised reconciliation, which we believe provides sufficient detail of each significant adjustment and the reasons for their adjustment.
* * *
Please do not hesitate to contact me at 212-733-1424 or Jennifer.Damico@pfizer.com with any questions or comments you may have. In addition, we would appreciate the opportunity to discuss this response with the Staff, during the week beginning January 3, 2022.

Very truly yours,
/s/ Jennifer B. Damico
Jennifer B. Damico
Senior Vice President and Controller

cc:	Margaret M. Madden
Senior Vice President and Corporate Secretary, Chief Governance Counsel

Frank A. D’Amelio
Chief Financial Officer and Executive Vice President, Global Supply

Melissa Taylor
Partner – KPMG LLP

Exhibit A
Proposed revised Reconciliation of GAAP Reported to Non-GAAP Adjusted Information––Certain Line Items (using as a reference, information from our 2020 reconciliation that appeared in our Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2020 filed on February 25, 2021):

	2020
IN MILLIONS, EXCEPT PER COMMON SHARE DATA	Cost of sales	Selling, informational and administrative expenses	Research and development expenses	Amortization of intangible assets	Other (income)/deductions––net	Net income attributable to Pfizer Inc. common shareholders(a)	Earnings per common share attributable to Pfizer Inc. common shareholders––diluted
GAAP Reported	$8,692	$11,615	$9,405	$3,436	$669	$9,616	$1.71
Purchase Accounting Adjustments	18	(2)	5	(3,152)	(75)	2,537	0.45
Acquisition-Related Costs	—	—	—	—	—	35	0.01
Discontinued Operations(b)	—	—	—	—	—	(2,631)	(0.47)
Certain Significant Items:
Restructuring charges/(credits) and Implementation Costs and Additional Depreciation—Asset Restructuring(c)	(62)	(197)	2	—	—	604	0.11
Certain Asset Impairments(d)	—	—	—	—	(1,691)	1,348	0.24
Upfront and Milestone Payments on Collaborative and Licensing Arrangements(e)	—	—	(454)	—	—	347	0.06
(Gains)/Losses on Equity Securities	—	—	—	—	557	(432)	(0.08)
Actuarial valuation and other pension and postretirement plan (gain)/losses	—	—	—	—	(237)	181	0.03
Other(f)	(56)	(292)	(74)	—	(697)	901	0.16
Non-GAAP Adjusted	$8,592	$11,124	$8,884	$284	$(1,474)	$12,506	$2.22
(a)Amounts reflect after-tax amounts included in net income, calculated by determining the jurisdictional location of the pre-tax amounts and applying the applicable tax rate. Our effective tax rate for GAAP Reported income from continuing operations is 6.4%. Income taxes on the items that reconcile GAAP Reported to Non-GAAP Adjusted Provision for taxes on income totaled $1.5 billion, resulting in an effective tax rate on Non-GAAP Adjusted income of 13.5%.
(b)Relates to the November 16, 2020 spin-off and combination of our Upjohn Business with Mylan. See Note 2B.
(c)See Note 3.
(d)Primarily includes intangible asset impairment charges, mainly composed of the following l items: (i) $900 million related to IPR&D assets for unapproved indications of certain cancer medicines, acquired in our Array acquisition, (ii) $528 million related to Eucrisa, a finite-lived developed technology right acquired in our Anacor acquisition, and (iii) $263 million related to finite-lived developed technology rights for certain generic sterile injectables acquired in our Hospira acquisition. See Note 4.
(e)Primarily includes the following payments, which do not reflect normal research and development expenses: (i) $151 million, representing the expense portion of our upfront payment to Myovant, (ii) an upfront payment of $130 million to Valneva, (iii) a $75 million milestone payment to Akcea and (iv) a $72 million upfront payment to BioNTech.
(f)Amounts in Selling, informational and administrative expenses mostly include costs for consulting, legal, tax and advisory services associated with a non-recurring internal reorganization of legal entities. Amounts in Other (income)/deductions––net include, among other things, charges of $367 million, primarily representing our equity-method accounting pro rata share of transaction-specific restructuring and business combination accounting charges recorded by the Consumer Healthcare JV, partially offset by gains from the divestiture of certain of the JV's brands recorded by the Consumer Healthcare JV, and our write-off of the amortization of equity-method basis differences primarily related to those brand divestitures and to inventory (see Note 2C).
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